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                            June 24, 2021

       Eli Casdin
       Chief Executive Officer
       CM Life Sciences, Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, New York 10065

                                                        Re: CM Life Sciences,
Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule PREM14A
                                                            Filed June 10, 2021
                                                            File No. 001-39482

       Dear Mr. Casdin:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Selected Historical Financial Information of the Company, page 44

   1. Please revise to provide the balance sheet information as of March 31, 2021 on page 45.
                                                        Please label the first
column presented on page 45. Finally, it appears that the amount of Cash and marketable
securities held in trust account of $442,774 has been presented in thousands of U.S.
dollars, but all other balance sheet amounts are whole U.S. dollars.
                                                        Please revise
accordingly.
       Selected Historical Financial Information of Sema4, page 47

   2.                                                   Please revise Total
stockholders    (deficit) equity of $521,044 at March 31, 2021 on page
                                                        48 to indicate a
deficit, similar to the deficits at December 31, 2020 and 2019.
 Eli Casdin
FirstName  LastNameEli
CM Life Sciences, Inc. Casdin
Comapany
June       NameCM Life Sciences, Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 52

3. Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Our Sponsor, certain members of our Board and our officers have interests in the Business
Combination, page 93

4. We note your revisions in response to prior comment 4. Please further revise to disclose your sponsor's, officers' and directors' aggregate average investment per share and the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. In addition to the current value of securities held, please include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
disclosure for the company   s
         officers and directors, if material.
Critical Accounting Policies and Estimates, page 267

5. We have read your response to comment 15 in our letter dated June 2, 2021. Please confirm our understanding that for your diagnostic test revenue contracts that typically consist of a single performance obligation to deliver diagnostic testing services to the ordering facility or patient, allocation of the transaction price is also not applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Terence O   Brien at (202)
551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Colin J. Diamond, Esq.